                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                AMENDMENT NO. 3

                            Whole Foods Market, Inc.
                   -----------------------------------------
                                (Name of Issuer)



                           Common Stock, no par value
                   -----------------------------------------
                        (Title of Class of Securities)


                                   966837106
                   -----------------------------------------
                                 (CUSIP Number)



                            David J. Greenwald, Esq.
                              Goldman, Sachs & Co.
                                85 Broad Street
                            New York, New York 10004
                                 (212) 902-1000
                      ----------------------------------
            (Name, address and telephone number of person authorized
                     to receive notices and communications)


                               August 21, 1997
                   -----------------------------------------
            (Date of Event which requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box: ______

-----------------------
CUSIP NO.
966837106
-----------------

--------------------------------------------------------------------------------
1.  Name of Reporting Person
    S.S. or  I.R.S. Identification No. of  Above Person

     Goldman, Sachs & Co.
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group
                                                     (a)
                                                         ----
                                                     (b) _____
--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Source of Funds

            WC;00
--------------------------------------------------------------------------------
5.  Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                 X
                                                ----------
--------------------------------------------------------------------------------
6.  Citizenship or place of Organization

        New York
--------------------------------------------------------------------------------
Number of       7  Sole Voting Power
Shares
Beneficially             -0-
Owned By        ----------------------------
Each            8  Shared Voting Power
Reporting             1,076,023
Person With     ----------------------------
                9  Sole Dispositive Power

                         -0-
                ----------------------------
                10  Shared Dispositive Power
                      1,076,023
                ----------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
                      1,076,023
-----------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                        _______
-----------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
                       5.5%
-----------------------------------------------------------------
14.  Type of Reporting Person

              BD-PN-IA
-------------------------------------------------------------------------

-----------------------
CUSIP NO.
966837106
-----------------

--------------------------------------------------------------------------------
1.  Name of Reporting Person
    S.S. or  I.R.S. Identification No. of  Above Person

     The Goldman Sachs Group, L.P.
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group
                                                     (a)
                                                         ----
                                                     (b) _____
--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Source of Funds

                              AF:00
--------------------------------------------------------------------------------
5.  Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)
                                                 -----------
--------------------------------------------------------------------------------
6.  Citizenship or place of Organization

        Delaware
--------------------------------------------------------------------------------
Number of       7  Sole Voting Power
Shares                   8,328
Beneficially    ----------------------------
Owned By        8  Shared Voting Power
Each                   1,076,023
Reporting       ----------------------------
Person With     9  Sole Dispositive Power
                         8,328
                ----------------------------
                10  Shared Dispositive Power
                       1,076,023
                ----------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

                       1,084,351
-----------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                        _______
-----------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
                           5.5%
-----------------------------------------------------------------
14.  Type of Reporting Person

              HC-PN
----------------------------------------------------------------------

_____________________
CUSIP NO.
966837106
-----------------

--------------------------------------------------------------------------------
1.  Name of Reporting Person
    S.S. or  I.R.S. Identification No. of  Above Person

     GS Advisors, L.P.
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group
                                                     (a)
                                                         ----
                                                     (b)
                                                         ----
--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Source of Funds

                               AF
--------------------------------------------------------------------------------
5.  Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)
                                                -----------
--------------------------------------------------------------------------------
6.  Citizenship or place of Organization

        Delaware
--------------------------------------------------------------------------------
Number of       7  Sole Voting Power
Shares
Beneficially             -0-
Owned By        ----------------------------
Each            8  Shared Voting Power
Reporting              921,540
Person With     ----------------------------
                9  Sole Dispositive Power

                         -0-
                ----------------------------
                10  Shared Dispositive Power
                       921,540
                ----------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
                       921,540
-----------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                        _______
-----------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
                          4.7%
-----------------------------------------------------------------
14.  Type of Reporting Person

              PN
-----------------------------------------------------------------

----------------------
CUSIP NO.
966837106
-----------------

--------------------------------------------------------------------------------
1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

     GS Capital Partners, L.P.
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group

                                                     (a)
                                                         ----
                                                     (b)
                                                         ----
--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Source of Funds

                             WC
--------------------------------------------------------------------------------
5.  Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)
                                                ---------
--------------------------------------------------------------------------------
6.  Citizenship or place of Organization

        Delaware
--------------------------------------------------------------------------------
Number of       7  Sole Voting Power
Shares
Beneficially             -0-
Owned By        ----------------------------
Each            8  Shared Voting Power
Reporting             921,540
Person With     ----------------------------
                9  Sole Dispositive Power

                          -0-
                ----------------------------
                10  Shared Dispositive Power
                      921,540
                ----------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
                      921,540
-----------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                        ________
-----------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
                      4.7%
-----------------------------------------------------------------
14.  Type of Reporting Person

         PN
-----------------------------------------------------------------

                              AMENDMENT NO. 3 TO
                                 SCHEDULE 13D
                         RELATING TO THE COMMON STOCK
                          OF WHOLE FOODS MARKET, INC.

          GS Capital Partners, L.P. ("GS Capital"), GS Advisors, L.P. ("GS Advisors, L.P."), Goldman, Sachs & Co. ("Goldman Sachs") and The Goldman Sachs Group, L.P. ("GS Group", and together with GS Capital, GS Advisors, L.P. and Goldman Sachs, the "Filing Persons")/1/ hereby amend this statement on Schedule 13D filed with respect to the Common Stock, no par value per share (the "Common Stock") of Whole Foods Market, Inc., a Texas corporation (the "Company"). Goldman Sachs and GS Group may be deemed, for purposes of this Statement, to own beneficially shares of Common Stock through the Limited Partnerships. Goldman Sachs and GS Group each disclaims beneficial ownership of shares of Common Stock beneficially owned by the Limited Partnerships to the extent of partnership interests in the Limited Partnerships held by persons other than Goldman Sachs, GS Group or their affiliates. In addition, GS Group beneficially owns options to purchase shares of Common Stock, and Goldman Sachs and GS Group may be

/1/ Neither the present filing nor anything contained herein shall be construed as an admission that any Filing Person constitutes a "person" for any purpose other than Section 13(d) of the Securities Exchange Act of 1934.

deemed to beneficially own shares of Common Stock held in client accounts managed by Goldman Sachs ("Managed Accounts"). Goldman Sachs and GS Group disclaim beneficial ownership of the shares of Common Stock held in Managed Accounts. In addition, Goldman Sachs may from time to time acquire shares of Common Stock in ordinary course trading activities.

Item 5 is hereby amended as follows:

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

             (a) As of August 22, 1997, GS Capital beneficially owned, and GS Advisors, L.P. may be deemed to beneficially own, 921,540 shares of Common Stock, representing approximately 4.7% of the shares of Common Stock outstanding, and the Other Limited Partnerships in the aggregate beneficially owned 151,963 shares of Common Stock, representing approximately 0.8% of the shares of Common Stock reported to be outstanding as of July 6, 1997 (as reported in the Company's Quarterly Report on Form 10-Q for the period ended July 6, 1997).

             As of August 22, 1997, Goldman Sachs may be deemed to beneficially own an aggregate of 1,076,023 shares of Common Stock, including 1,073,503 shares of Common Stock beneficially owned by the Limited Partnerships and 2,520 shares of Common Stock held in Managed Accounts, representing in the aggregate approximately 5.5% of the shares of Common Stock reported to be outstanding as of July 6, 1997 (as reported in the Company's Quarterly Report on Form 10-Q for the period ended July 6, 1997).

             As of August 22, 1997, GS Group may be deemed to beneficially own an aggregate of 1,084,351 shares of Common Stock, including the 1,076,023 shares of Common Stock which may be deemed to be beneficially owned by Goldman Sachs and 8,328 shares of Common Stock subject to options owned by GS Group that are currently exercisable, representing in the aggregate approximately 5.5% of the shares of Common Stock reported to be outstanding as of July 6, 1997 (as reported in the Company's Quarterly Report on Form 10-Q for the period ended July 6, 1997).

             GS Group and Goldman Sachs disclaim beneficial ownership of (i) the shares of Common Stock beneficially owned by the Limited Partnerships to the extent of partnership interests in the Limited Partnerships held by persons other than GS Group, Goldman Sachs or their affiliates and (ii) shares of Common Stock held in Managed Accounts.

          None of the Filing Persons and, to the knowledge of each of the Filing Persons, none of the Limited Partnerships that is not a Filing Person and none of the persons listed in Schedule I or II hereto beneficially owned any shares of Common Stock as of August 22, 1997 other than as set forth herein.

          (b) Each Filing Person shares the power to vote or direct the vote and to dispose or direct the disposition of shares of Common Stock beneficially owned by such Filing Person as indicated in the 2nd through 5th pages of this filing. Each of the Limited Partnerships that is not a Filing Person shares the power to vote or direct the vote and to dispose or direct the disposition of all of the shares of Common Stock beneficially owned by such Limited Partnerships.

          (c) Schedule IV sets forth transactions in the Common Stock which have been effected during the period since the most recent filing, July 19, 1997 through August 22, 1997. Except as set forth on Schedule IV, no transactions in the Common Stock were effected by the Filing Persons, or, to the knowledge of any of the Filing Persons, any of the Limited Partnerships that is not a Filing Person or any of the persons listed on Schedules I or II hereto, during such period. The transactions in the Common Stock described in Schedule IV were effected by Goldman Sachs or the Limited Partnerships in the over the counter market directly with a market maker in the Common Stock or in the NASDAQ National Market.

          (d) Clients of Goldman Sachs have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of any shares of Common Stock held in Managed Accounts.

          (e) As of August 21, 1997, each of GS Capital and GS Advisors, L.P. ceased to be the beneficial owner of more than five percent of the Common Stock.

                                 SIGNATURE
                                 ---------


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth is true, complete and correct.

Dated:  August 26, 1997



                                    GOLDMAN, SACHS & CO.

                                    By:/s/ Richard A. Friedman
                                       ----------------------------------------
                                    Name:  Richard A. Friedman
                                    Title: Managing Director


                                    THE GOLDMAN SACHS GROUP, L.P.
                                    By: The Goldman Sachs Corporation, its
                                        general partner

                                    By: /s/ Richard A. Friedman
                                       -----------------------------------------
                                    Name:  Richard A. Friedman
                                    Title: Executive Vice President


                                    GS ADVISORS, L.P.
                                    By: GS Advisors, Inc., its general partner

                                    By: /s/ Richard A. Friedman
                                       ----------------------------------------
                                    Name:  Richard A. Friedman
                                    Title: President


                                    GS CAPITAL PARTNERS, L.P.
                                    By: GS Advisors, L.P., its general partner
                                    By: GS Advisors, Inc., its general partner

                                    By: /s/ Richard A. Friedman
                                       -----------------------------------------
                                    Name:  Richard A. Friedman
                                    Title: President

                                  SCHEDULE IV
                           Whole Foods Market, Inc.
                              Cusip No. 966837106



Purchases       Sales           Price     Trade Date    Settlement
                                                           Date

                 2,500          35.125      6-Aug-97     11-Aug-97
                18,500          35.000      6-Aug-97     11-Aug-97
                30,000          35.000     12-Aug-97     15-Aug-97
                   100          34.625     12-Aug-97     15-Aug-97
                25,000          34.750     14-Aug-97     19-Aug-97
                45,000          34.500     20-Aug-97     25-Aug-97
                10,000          34.625     20-Aug-97     25-Aug-97
                25,000          34.375     20-Aug-97     25-Aug-97
                 7,500          34.625     21-Aug-97     26-Aug-97
                50,000          34.250     21-Aug-97     26-Aug-97